Exhibit 99.1

Norwegian Cruise Line Announces the Pricing of Its $100,000,000 Senior Notes Offering

MIAMI--(BUSINESS WIRE)--February 24, 2012--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or the “Company”) announced today that it entered into an agreement to sell $100 million aggregate principal amount of 9.50% senior unsecured notes due November 2018 (the “Notes”) in connection with a private offering (the “Offering”) that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Notes are additional notes to the already outstanding $250 million aggregate principal amount of existing 9.50% senior unsecured notes due 2018.

The proceeds from the Offering will be approximately $106 million before underwriting discounts and estimated offering expenses. The Company intends to use the net proceeds from the Offering to make partial paydowns of amounts outstanding under certain of its existing revolving credit facilities and certain of its existing capital leases and for general corporate purposes. The net proceeds applied to pay down amounts outstanding under its existing revolving credit facilities would be available for reborrowing.

The Notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States, only to non-U.S. investors pursuant to Regulation S. The Notes will not be initially registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements or a transaction not subject to the registration requirements of the Securities Act or any state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, without limitation, statements concerning this proposed debt offering and any statement that may predict, forecast, indicate, or imply future results, performance, or achievements. Forward-looking statements involve risks and uncertainties, including but not limited to economic, competitive, and technological factors outside Norwegian's control that may cause Norwegian's business, strategy, or actual results to differ materially from the forward-looking statements. You should not place undue reliance on forward-looking statements as a prediction of actual results. For information about the risks and uncertainties associated with Norwegian's business, please refer to Norwegian's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

CONTACT:
Norwegian Cruise Line
Investor Relations Contacts:
Mark A. Kempa, 305-436-4932
or
Edel Cruz, 305-436-4773
InvestorRelations@ncl.com
or
Media Contact:
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com